Item 1: Broker-Dealer Operator Trading Activities on the ATS

a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?	◉ Yes ○ No
If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	

Yes. GSCO is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and individuals. As such, GSCO has a number of business units that engage in various securities trading activities that may enter and/or direct the entry of orders to Sigma X2 using limit, market (for Benchmark Cross orders only) or Peg order types, and using GSCO systems that include GSCO order handling algorithms, smart order routing, or directed orders. Sigma X2 accepts Firm orders, Conditional orders (including Benchmark Cross orders), and Firm Up orders associated with Conditional orders ("Firm and Conditional orders" unless otherwise specified) as further described in Part III, Item 7 (Order Types and Attributes) and Item 9 (Conditional Orders and Indications of Interest). The system does not accept any other form of trading interest. Set forth below are the GSCO business units that are responsible for facilitating GSCO's trading activities on Sigma X2 in an agency or principal capacity:

SALES TRADING & GSET: The Goldman Sachs Electronic Trading ("GSET") business unit and the Sales Trading business unit provide execution services to high-touch (Sales Trading) and low-touch (GSET) clients in single stock, derivatives, program trades, or synthetics/ETFs. Sales Trading personnel may facilitate the routing of orders to internal GS trading desks or to various listed exchanges and/or liquidity pools, which can include order routing to Sigma X2 for execution. GSET provides clients with access to algorithmic strategies and systems the clients can use to route orders to various listed exchanges and/or liquidity pools, which can include order routing to Sigma X2 for execution. These business units can send orders to Sigma X2 in an agency capacity under the MPIDs GSCO, GSCS and GSLT.

~~EQUITIES MACRO ONE DELTA - AMERICAS: This GSCO business unit engages in market making-related activities in cash equities and exchange-traded ("listed") and over-the-counter ("OTC") equity derivatives of various forms, and hedges the risk associated with this activity.~~

~~Equity Macro One Delta activities include block positioning, exchange market making, creation and redemption of ETFs and corresponding equity underlier baskets, and OTC facilitation of client, customer, and counterparty transactions in equities products. This business unit sends orders to Sigma X2 in agency and principal capacities under the MPID GSCO.~~

~~EQUITIES MICRO~~ EQUITY ONE DELTA - AMERICAS: This GSCO business unit engages in market making and market making-related activities in equities ~~single stock securities and~~ products (including single stocks and ETFs) and hedges the risks associated with those activities. The activities of this business unit include block positioning, effecting transactions on exchanges, creation and redemption of ETFs and corresponding equity underlier baskets, and OTC facilitation of client, customer, and counterparty transactions in ~~single stock~~ equities products. This business unit sends orders to Sigma X2 in agency and principal capacities under the MPID GSCO.

EQUITY FLOW FINANCING – AMERICAS: This GSCO business unit engages in market making-related activities in one delta equity synthetic products and conducts hedging related to its own market making activities. The activities of this business unit include OTC facilitation of client, customer and counterparty transactions. This business unit sends orders to Sigma X2 in a principal capacity under the MPID GSCO.

~~EQUITIES MACRO~~ EQUITY DERIVATIVES ~~- AMERICAS~~: ~~This~~ The GSCO business unit within Global Derivatives engages in market making and market making-related activities in single stock and index based listed/exchange-traded derivative securities and OTC instruments (e.g. convertibles and ~~index equity~~ derivatives), and performs hedging of corresponding risk associated with those activities. The activities of this business unit include agency execution of exchange-traded derivative securities, as well as listed and OTC facilitation of client, customer, and counterparty derivatives transactions. This business unit sends orders to Sigma X2 in agency and principal capacities under the MPID GSCO.

~~EQUITIES MICRO DERIVATIVES - AMERICAS: This GSCO business unit engages in market making and market making-related activities in single stock listed/exchange-traded derivative securities and OTC instruments (e.g., convertibles and derivatives), and hedges the risk associated with those activities. Equity Micro Derivatives activities include agency execution of single stock exchange traded derivative securities, as well as listed and OTC facilitation of client, customer, and counterparty derivatives transactions. This business unit sends orders to Sigma X2 in agency and principal capacities under the MPID GSCO.~~

~~EQUITIES - STRUCTURED PRODUCTS AND WORLD EXOTICS: This GSCO business unit engages in market-making and related activities that includes activities in listed, OTC, securitized derivatives on securities and cross-asset derivatives (i.e., a derivative involving a combination of equity, foreign exchange, interest rates, credit and/or commodities called "hybrids"). This business unit sends orders to Sigma X2 in a principal capacity under the MPID GSCO.~~

CREDIT - US ~~INDEX~~ FLOW TRADING: The GSCO business within Global Credit engages in market making-related activities in credit ~~index~~ products, including ~~credit~~ FICCfixed income, currency and commodity ETFs, and hedges the risks associated with these activities. These activities include market making, OTC facilitation of client, customer and counterparty transactions, and transactions executed on various third-party electronic trading platforms ~~(e.g., Bloomberg, MarketAxess, Trade Web)~~ in the United States. This business unit sends orders to Sigma X2 in agency and principal ~~capacity~~ capacities under the MPID GSCO.

CREDIT – EM CREDIT: The GSCO Emerging Markets Credit business within Global Currencies and Emerging Markets engages in market making-related activities in emerging markets products and hedges the risks associated with these activities with emerging market ETFs. This business unit sends orders to Sigma X2 in a principal capacity under the MPID GSCO.

IRP – AMERICAS RATES: This GSCO business unit engages in market making-related activities in interest rate products, including interest rate ETFs, and hedges the risks associated with these activities. These activities include market making and OTC facilitation of client, customer and counterparty transactions. This business unit sends orders to Sigma X2 in agency and principal capacities under the MPID GSCO.

In addition to the above referenced business units, the Equities Delta Hedging Facility ("EDHF"), is the Firm's automated hedging tool used to manage its equities-related principal risk positions. As part of the Firm's process for managing principal risk, various above-described business units within GSCO's equities business may send principal equities orders to EDHF. EDHF then uses the GSCO algorithms and smart order router (SOR) to manage the Firm's risk position. Such orders can be routed to Sigma X2 in a principal capacity under the MPID GSCO. The profits and losses associated with such hedging are allocated back to the above-described equities businesses. The EDHF tool operates within the ~~Equities Macro One Delta - Americas~~ Equity Derivatives business unit.